

August 30, 2013

Via E-mail
George L. Mahoney
President and Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219

> **Re: Media General, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-06383**
> **Response dated August 22, 2013**

Dear Mr. Mahoney:

We have reviewed your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Network affiliation agreements, page 53

1.   We note your response to comment 7. In estimating the useful life of network affiliation agreements, tell us how you considered your ability to renew your network affiliation agreements without incurring significant costs. In this regard tell us your consideration to recent industry developments with respect to major networks' demand for an increasing share of retransmission fees as a condition for renewals of affiliation agreements, the level of flat fees or retransmission fees that you are required to pay in relation to the carrying amount of the network affiliation agreements, the general willingness of distributors to continue paying higher fees, and willingness of consumers as well to pay such fees passed on to them in the form of higher cable and satellite fees. Additionally, tell us how you concluded that "the same basic bargain remains in place."

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Assistant Director
Larry Spirgel